NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

January 24, 2023

Nicholas Nalbantian

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Electronics Group, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
January 19, 2023
File No. 024-12106

Dear Mr. Nalbantian:

This is in response to the letter of comment of the Staff dated January 23, 2023, relating to the captioned Offering Statement on Form 1-A of Genesis Electronics Group, Inc. (the “Company”). The comment of the Staff is addressed below:

Amendment No. 2 to Offering Statement on Form 1-A

General

1.

We note your response to comment 1 and reissue in part. We note the addition of a new risk factor on page 4 and we also note the risk factor is focused on trading price. Please revise the risk factor to discuss the other negative risks related to the company's history of being a delinquent filer (i.e. lack of information related to the company, financial information, etc.)

In response to such comment, the subject risk factor has been revised.

__________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: Genesis Electronics Group, Inc.